Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
(763) 765-2913

April 7, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549


Re: Allianz Life Insurance Company of North America
    Allianz Life Variable Account B
    File Nos. 333-82329 and 811-05618
    CIK # 0000836346
    Accession #'s 0000836346-05-000005 and 0000836346-05-000001
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Dear Sir/Madam:

On February 3, 2005 and March 25, 2005 the above-referenced 485a filings were forwarded via Edgar. The purpose of these filings was to submit Market Timing Language in the prospectus for review and approval. However, this language has become effective in another variable annuity prospectus (High Five L-File Nos. 333-120181 and 811-05618) effective on April 7, 2005. Therefore, we are withdrawing these filings.

Please contact me with any questions or comments you may have concerning the enclosed. I may be reached at the following address and phone number: Allianz Life, 5701 Golden Hills Drive, Mpls, MN 55416. Telephone: (763)765-2913.


Sincerely,

Allianz Life Insurance Company of North America

By: /s/ STEWART D. GREGG
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        Stewart D. Gregg